SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 27, 2011

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated July 27, 2011: Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of Capital Research and Management Company in Nokia Corporation have exceeded 5%

Nokia House

Keilalahdentie 4

FIN-02150 ESPOO

Finland

July 27, 2011

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Nokia Corporation
Report on Form 6-K

Ladies and Gentlemen:

On behalf of Nokia Corporation, please find enclosed a copy of a Report on Form 6-K dated July 27, 2011, submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended.

If the Staff wishes to discuss this matter at any time, please telephone (collect) the undersigned in Finland, at +358 7180 08000.

Regards,

Tomi Kuuppelomäki

cc:	The New York Stock Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2011	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Director, Corporate & Securities, Legal & IP